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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN H. NORBERG 714/444/4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature JOHN H. NORBERG

CHAIRMAN OF THE BOARD/CFO

Title

See attached.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of FEBRUARY (Month), 2010 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal Above

Signature [signature] Signature of Notary Public GEORGIA F. SHAW

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEBRUARY 23, 2010 Number of Pages: 15

Signer(s) Other Than Named Above: JOHN N. NORBERG

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2009, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2010

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash		$	28,198
Deposits - Clearing broker/dealer			25,139
Commissions receivable			6,763
Notes receivable			78,344
Investments - Other: Marketable equity securities, at market value			183,990
Property and equipment, net of accumulated depreciation of $16,786			409
Other assets			7,194
Total assets		$	330,037

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$	2,007
Total liabilities			2,007
Commitments			-
Stockholders' equity:			
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100		
Retained earnings	297,930		
Total stockholders' equity			328,030
Total liabilities and stockholders' equity		$	330,037

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions and concessions, net of clearing charges		$ 307,801
Management fees		679,370
Realized/unrealized loss on securities		(2,442)
Interest and dividend income		849
Rental income		14,536
Total revenues		1,000,114
Expenses:		
Accounting	$ 24,640	
Auto	19,826	
Business promotions	23,690	
Commissions	15,928	
Clearing fees	17,520	
Consulting fees and outside services	17,554	
Contributions	2,500	
Depreciation and amortization	305	
Dues and memberships	26,238	
Filing fees	2,029	
Insurance	33,080	
Interest	2,135	
Meals and entertainment	62,879	
Management fees	184,769	
Legal fees	34,250	
Salaries and benefits	335,837	
Office supplies and expense	92,873	
Payroll taxes	24,784	
Postage and delivery	2,922	
Rent	73,147	
Telephone	16,533	
Travel	14,410	
Utilities	3,927	
Other	53,856	
Total expenses		1,085,632
Loss before income taxes		(85,518)
Income taxes		(800)
Net loss		$ (86,318)

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Total
Balance at December 31, 2008, as previously reported	$ 30,100	414,239	444,339
Prior period adjustment – to write off Vehicle disposed of in prior years	-	(29,991)	(29,991)
Balance at December 31, 2008, as restated	30,100	384,248	414,348
Net loss for the year ended December 31, 2009	-	(86,318)	(86,318)
Balance at December 31, 2009	$ 30,100	297,930	328,030

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (86,318)
Adjustments to reconcile net loss to net cash used for operating activities:		
Loss on securities – Realized	$ 2,442	
Depreciation and amortization	305	
Decrease in deposits – Clearing accounts	9	
Decrease in receivables - commissions	5,407	
Decrease in accounts payable and accrued expenses	(73)	
Total adjustments		8,090
Net cash flows used for operating activities		(78,228)
Cash flows from investing activities:		
Proceeds received – Notes receivable	103,436	
Additional investments	(17,640)	
Proceeds from sales of securities	20,005	
Net cash flows provided by investing activities		105,801
Cash flows from financing activities:		
Credit line reduction	(25,310)	
Net cash flows used for financing activities		(25,310)
Net increase in cash		2,263
Cash at beginning of year		25,935
Cash at end of year		$ 28,198

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800
Cash paid during the year for interest expense	$ 2,135

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities/Fair Value

The Company complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) INVESTMENTS - OTHER

Investments - Other consists of the following:

Investment in limited partnership	$ 101,942
Investment in country club membership	8,750
Investment in an LLC	73,298
Total	$ 183,990

(2) INVESTMENTS – OTHER, Continued

The above investments are considered Level 3 in the hierarchy established by current standards as the investments in the limited partnership and the LLC have no public market listing or other observable inputs and relate to real estate purchases for future development and resale when the economy is more favorable. Management believes the current value would approximate the original cost of the land which has been recently purchased. The Company has chosen to use cost as the market value at this time.

(3) NOTES RECEIVABLE – RELATED ENTITY

The Company has executed a secured note receivable with an outstanding balance of $78,344 under a line of credit not to exceed $600,000. These amounts are advanced to a related corporation and secured by certain patents. The amounts due under this line of credit are due and payable on March 31, 2010, and provides for interest at 7.5 percent.

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 17,195
Less accumulated depreciation	(16,786)
Net property and equipment	$ 409

(5) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	800	-	800
Total	$ 800	$ -	$ 800

(7) INCOME TAX EXPENSE, Continued

Deferred taxes are accounted for under current accounting standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes.

The Company has available, as of December 2009, approximately $209,000 of unused operating loss carryforwards that may be applied against future taxable income, expiring in 2029.

The above loss carry forwards give rise to a potential deferred tax asset as follows:

Deferred tax asset	$ 60,000
Less valuation allowance, due to uncertainty in Company's future profitability	(60,000)
Net deferred tax asset	$ -

The valuation allowance decreased $5,000 in the current year.

(6) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in June 2013. The lease provides for a minimum monthly rent ranging from $5,999 at its inception to $6,752 in its final year. The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2010	$ 68,996
2011	77,506
2012	79,850
2013	40,511
	$ 266,863

Total rental expense for 2009 amounted to $73,147.

(7) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(8) RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling approximately $679,000 from a related limited liability company where the managing member is the sole stockholder of the company.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 23, 2010. No transactions or events were found that were material enough to require recognition in the financial statements.

(10) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, net capital was $58,093 which exceeded the required minimum capital by $53,093. The aggregate indebtedness to net capital ratio was 0.034 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total equity from statement of financial condition		$ 328,030
Less non-allowable assets:		
Notes receivable	$ 78,344	
Other investments	183,990	
Property and equipment, net	409	
Other assets	7,194	
Total non-allowable assets		(269,937)
Net capital		$ 58,093

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 58,093
Excess net capital	$ 53,093

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 2,007
Ratio of aggregate indebtedness to net capital	0.034 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA agrees with the audited net capital above.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2010

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)

STANDARD INVESTMENT CHARTERED INCORPORATED

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

TRANSITIONAL ASSESSMENT RECONCILIATION

PERIOD OF APRIL 1 THROUGH DECEMBER 31, 2009

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Standard Investment Chartered Incorporated.
Costa Mesa, CA 92626

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Standard Investment Chartered Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Standard Investment Chartered Incorporated's compliance with Rule 17a-5(e)(4). Standard Investment Chartered Incorporated's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement record entries, noting no exceptions;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended December 31, 2009, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040468 FINRA DEC
STANDARD INVESTMENT CHART CORP 16*16
2801 BRISTOL ST STE 100
COSTA MESA CA 92626-5996

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,020

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (595)

AUG 10, 2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1425

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1425

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1425

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STANDARD INVESTMENT CHARTERED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 18TH day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 827,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	827,900
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,360
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENTAL INCOME	3,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1695	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	1695
Total deductions	19,055
2d. SIPC Net Operating Revenues	$ 808,145
2e. General Assessment @ .0025	$ 2,020
	(to page 1 but not less than $150 minimum)